Exhibit 99.1

10 May 2010	James Hardie Industries SE ARBN 097 829 895 Incorporated in The Netherlands with a corporate seat in Amsterdam The liability of members is limited Dutch Registration Number: 34106455

The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5239 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia
Dear Sir/Madam
James Hardie will conduct a management briefing on its 4th Quarter and Full-Year FY10 Results on Thursday, 27 May 2010.
Analyst, Investor, and Media briefing:
A physical briefing for analysts, investors, and media will be held at the Museum of Sydney, corner of Bridge and Phillip Street, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:	10.30am (AEST)
Dial-in:	+61 2 8524 6650
Code for conference call: 73230133
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2010.jsp
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations